

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 15, 2006

Mr. Roy G. Warren
Chief Executive Officer
Bravo! Foods International Corp.
11300 US Highway 1
North Palm Beach, Florida 33408

> **Re:** **Bravo! Foods International Corp**
> **Registration Statement on Form SB-2**
> **Filed December 21, 2005**
> **File No. 333-130535**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed March 22, 2005**
> **File No. 0-25039**

Dear Mr. Warren:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2, Filed December 21, 2005

General

1. Please update your financial statements in the next amendment to the Form SB-2 as required by Item 310(g) of Regulation S-B.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Balance Sheets, page F-3

2. In your response to prior comment 7 in our letter dated January 20, 2006 you state that you have revisited your accounting for deferred product development costs and believe such costs should be expensed as incurred. However, you have concluded a restatement of your financial statements is not necessary due to the materiality of the amounts involved. Your conclusion appears to be based primarily on a numerical threshold you have established for purposes of assessing materiality. As indicated in SAB Topic 1:M, "quantifying …the magnitude of a misstatement is only the beginning of an analysis of materiality." Please submit a full analysis that addresses all quantitative and qualitative factors so that we may better understand the basis for your conclusion. In addition, as previously requested, please comply with the disclosure requirements outlined in paragraph 13 of SFAS 2.

3. In your response to prior comment 10 in our letter dated January 20, 2006 you state that in March 2001 the Series F holders agreed to waive their redemption rights. We presume you have filed this agreement as an exhibit. Please tell us where this agreement is located.

Statements of Cash Flows, page F-7

4. We note your response to prior comment 8 in our letter dated January 20, 2006 in which you state that you combine the cash flows related to license rights, trademarks and deferred product development costs into a single line item on the statement of cash flows. In addition, we note that this line item is presented as a component of cash flows from operating activities. The guidance in paragraph 17(c) of SFAS 95 requires cash payments to acquire property, plant and equipment and other productive assets to be classified as a cash outflow for investing activities. Please revise your statements of cash flows to present cash

outflows for the purchase of license rights and trademarks as an investing activity, or explain to us in further detail why no revision is necessary.

Note 1 – Organization, Businesses and Going Concern Uncertainty, page F-8

5. We reissue prior comment 9 in our letter dated January 20, 2006 and request that you disclose your accounting policy for slotting fees. Include in your disclosure the method you use to amortize slotting fees into income.

Note 4 – Default of Note Payable to International Paper, page F-14

6. In your response to prior comment 12 in our letter dated January 20, 2006 you state that you made the appropriate changes to the financial statements to recognize interest expense under the terms of the original promissory note to International Paper. However, the draft change pages you submitted with your response letter do not reflect this restatement. We would expect you to treat this restatement as a correction of an error, which should be reported as a prior period adjustment in accordance with paragraph 36 of APB 20. In addition, please include the disclosures set forth in paragraph 37 of APB 20 and paragraph 26 of APB 9, and denote the columns of the financial statements that have been restated. Finally, please advise your auditors of the guidance in AU Sections 530.05 and 420.12, pertaining to the audit report date and explanatory language that may be necessary to reference the correction of an error. If it is no longer your intent to restate your financial statements, as indicated in our conference call on February 13, 2005, due to a change in view regarding the materiality of the misstatement, please provide the materiality analysis you have prepared to support this conclusion.

Note 6 – Capital Deficit, page F-15

7. In response to prior comment 13, included in our letter dated January 20, 2006, and concerning the accounting applied to various instruments with embedded conversion features, you make some representations about the applicability of certain criteria or the characteristics or features of the instruments, without providing the level of detail necessary for us to evaluate the conclusions you reached regarding the application of SFAS 133 and EITF 00-19. For example, in the first bullet of your response to this comment you state that "… while the embedded conversion features of the Company's convertible preferred, convertible notes and warrants associated therewith, meet the initial criteria for classification as a derivative instrument, bifurcation under paragraph 12(c) of SFAS 133 is not appropriate." You do not further explain why bifurcation is not appropriate. We also note that you did not address the implications of SFAS 133

and EITF 00-19 with respect to your warrants, which are free standing instruments. Please submit a separate analysis for each series of convertible preferred stock, convertible debt issuance and warrant issuance that clearly outlines how you applied the guidance of SFAS 133 and EITF 00-19 for purposes of determining the appropriate accounting and classification of these instruments. As part of this analysis, it would also be helpful for you to explain how you determined that each of these instruments fell outside of the scope of SFAS 150.

In addition to the foregoing, when completing your analysis for each instrument, please address each of the following points by providing your view towards applicability, identifying the specific features or characteristics of the instruments that you considered, and explaining the thought process involved in formulating your conclusions:

- Is the instrument inside or outside of the scope of SFAS 150?
- With respect to *freestanding* warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SFAS 133?
- Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?
- To the extent the criteria for bifurcation has been met, does the instrument qualify for the scope exception outlined in paragraph 11(a) of SFAS 133?
- Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITF 00-19 and EITF 05-02?
- Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of EITF 00-19.
- Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of EITF 00-19
- Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITF 00-19.
- Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.
- Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.
- Does the warrant or embedded conversion feature contain "top-off" or "make-whole" provisions? Refer to paragraph 26 of EITF 00-19.
- Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.
- In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the

        holders underlying the shares?   Refer to paragraphs 29 through 31 of EITF 00-19.

- Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

We expect it will be necessary for you to refer to terms in specific agreements to support conclusions you have reached in preparing your analysis. Please identify the applicable exhibit number for each agreement referenced in your response, and the filing to which that document was attached. We reissue prior comment 13.

*****

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Ross